COMMENTS RECEIVED ON JANUARY 14, 2010

FROM CHRISTIAN SANDOE

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund,
Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund,
Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1, Fidelity Industrials Central Fund,
Fidelity Information Technology Central Fund, Fidelity International Equity Central Fund,
Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund

AMENDMENT NO. 23

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Tactical Income Central Fund

AMENDMENT NO. 9

1. Fidelity Consumer Discretionary Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"These companies may include, for example, publishers; catalog and internet retailers; department stores and specialty retailers including apparel, electronics, automotive, and home furnishing stores; manufacturers of auto parts and accessories, tire and rubber, autos, motorcycles, and scooters; manufacturers of consumer electronic products, including TVs and DVD players; manufacturers of household appliances and home furnishings; residential construction companies; manufacturers of leisure products; manufacturers of apparel, accessories, footwear, textiles, and luxury goods; gaming facility, hotel, cruise and travel agency owners and operators; restaurants and caterers; companies providing educational, home security, legal, and personal services; advertising and public relations companies; and TV and cable companies."

C: The Staff questions legal services as consumer discretionary.

R: As disclosed, consumer discretionary services are non-essential services whose demand tends to increase as consumers' disposable income increases. Such services may include legal services. Accordingly, we have not modified disclosure.

2. Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"Concentration"

"For purposes of each fund's concentration limitation discussed above, FMRC considers an issuer to be principally engaged in a business activity if: (i) at least 50% of an issuer's assets, income, sales, or profits are committed to, or derived from, the business activity, or (ii) a third party has given the issuer an industry or sector classification consistent with the designated business activity. In addition, for purposes of Financials Central Fund's concentration limit discussed above, an issuer that derives more than 15% of revenues or profits from brokerage or investment management activities is considered to be principally engaged in the business activities identified for the fund."

C: The Staff noted that "a third party" is vague and could mean any entity. The Staff would like us to identify the qualifications a third party must have to give the issuer an industry or sector classification.

Fidelity Central Investment Portfolios LLC (File No. 811-21667), Amendment 23 & Fidelity Central Investment Portfolios II LLC (File No. 811-22083), Amendment 9

_____________________________________________________________________________________

R: We understand that the Staff takes the position that a fund must provide disclosure if it selects its own industry classifications, but are not aware of a requirement to disclose additional information when the fund refers to an unrelated third party for purposes of determining industry classifications. Accordingly, we have not modified disclosure.

3. Fidelity Tactical Income Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff would like us to describe the dollar-weighted average maturity and minimum credit quality the fund may purchase.

R: We believe the current disclosure is sufficient. The fund does not have a principal investment strategy to invest in securities of a particular maturity and currently discloses its principal investment strategy to invest in investment-grade debt securities. Further, we are not aware of any requirement to disclose the lowest credit rating that the fund may purchase or hold.

4. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.